

June 19, 2012

<u>Via E-mail</u>
Mr. Richard S. Chilinski
Chief Financial Officer
Littlefield Corporation
2501 N. Lamar Boulevard
Austin, Texas 78705

> **Re:** **Littlefield Corporation**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 27, 2012**
> **Form 10-Q for the Quarter Ended March 31, 2012**
> **Filed May 11, 2012**
> **File No. 333-92060**

Dear Mr. Chilinski:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and by providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K for the year ended December 31, 2011</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8</u>

1. We refer to your letter dated October 14, 2009 in response to our prior comment 1 that you would revise future filings to disclose your critical accounting estimates. However, we note no such disclosure in your Form 10-K for the year ended December 31, 2011. In this regard, please revise to include a section in MD&A with your critical accounting estimates. Please ensure that your critical accounting estimates disclosure (i) provides greater insight into the quality and variability of the information in the consolidated financial statements; (ii) addresses specifically why the accounting estimates or assumptions bear the risk of change; (iii) analyzes the factors on how the company

arrived at material estimates including how the estimates or assumptions have changed in the past and is reasonably likely to change in the future; and (iv) analyzes the specific sensitivity to change of your critical accounting estimates or assumptions based on other outcomes with quantitative and qualitative disclosure, as necessary. Refer to the guidance in Section V of FRR-72 (Release No. 33-8350) and please revise in future fillings accordingly. For example, we note that you recognized goodwill and asset impairment charges during fiscal 2011 which were material to your results of operations. In this regard, we would expect to see expanded disclosure surrounding the estimates and assumptions used by management in assessing impairment of its indefinite lived intangible and long-lived assets under ASC 350 and 360, respectively. Please provide us with your proposed disclosure in your response.

Income (Loss) from Continuing Operations, page 10

2. We note that the non-GAAP measure adjusted income (loss) from continuing operations on page 10 appears to represent the same measure as income (loss) excluding noted items on page 11. Please revise for consistency. In addition, please ensure that you disclose why the measure is useful to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K. Your quarterly reports should be similarly revised.

Financial Statements, page F-1

Consolidated Balance sheets, page F-3

3. We note from your balance sheet that accrued expenses represent approximately 57% of total current liabilities at December 31, 2011. Please revise the notes to the financial statements to separately disclose the nature of each amount that is greater than 5% of total current liabilities. See guidance in Rule 5-02(20) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-7

4. We note the financing activities line item "payments on notes payable, legal settlements, and capital leases." Please tell us the nature and amount of the legal settlements. Your response should include the reason such amounts are appropriately classified as a financing activity and provide references to authoritative accounting literature that support the basis for your conclusions.

Notes to Consolidated Financial Statements, page F-9

General

5. We note from your disclosure in Note 4 that during 2011 you wrote-down the carrying amount of goodwill in the amount of $316,308 and leasehold improvements in the amount of $72,434. Please revise your notes to the financial statements to include the

disclosures set forth in ASC 820-10-50 for all assets and liabilities that are measured at fair value on either a recurring or non-recurring basis.

Note 2 - Acquisitions and Reorganizations, page F-12

6. We note from your disclosure in Note 2 that it appears that you consider the acquisitions made during 2011 to be immaterial. However, the aggregate amount paid for the acquisitions in 2011 is not clear and based on the amount of cash paid for property, plant & equipment and goodwill and intangibles as presented on the statement of cash flows, and the issuance of the note payable as disclosed at the bottom of the statement of cash flows, we believe the amount may be material in the aggregate. Please tell us the total amount paid (in cash and issuance of note payable) for the 2011 acquisitions. If the amount is material in the aggregate (even if each acquisition is individually not material) we believe that the disclosures required by ASC 805-10-50, 805-20-50 and 805-30-50 should be included in the notes to the financial statements. Please advise or revise accordingly.

Note 4 - Write-Offs and Charges, page F-14

7. We note that during 2011 you wrote-down the carrying value of goodwill in the amount of $316,308 as part of the normal annual review of goodwill and other intangible assets in light of actual financial performance, changed economic conditions and certain bingo hall closures in the fourth quarter. Please tell us, and revise the notes to the financial statements to disclose the method of determining the fair value of the associated reporting unit (whether based on quoted market prices, prices of comparable businesses or nonprofit activities, a present value or other valuation technique, or a combination thereof). See guidance in ASC 350-20-50-2. Additionally, if there are any reporting units that are at risk of failing step one of the impairment test, please revise your Critical Accounting Estimates section of MD&A to include the following disclosures for each of these reporting units:
   • Percentage by which fair value exceeded carrying value as of the date of the most recent test;
   • Amount of goodwill allocated to the reporting unit;
   • Description of the methods and key assumptions used and how the key assumptions were determined;
   • Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   • Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Note 5 - Property and Equipment, page F-14

8. We note from your disclosure on the statement of cash flow that $1,036,353 was used for the purchase of property and equipment during fiscal 2011. However, it appears from your disclosures in Note 4 that the gross amount of property and equipment only increased by $255,935 between December 31, 2010 and December 31, 2011. Please explain to us how you recorded the property and equipment purchased during 2011. As part of your response, please tell us the amount of any property and equipment that was disposed of during 2011 and tell us where the proceeds related to the sales, if any, are included in the statement of cash flows.

Note 7 – Long-Term Debt, page F-16

9. We note from page F-17 that a waiver was obtained at December 31, 2011 for noncompliance with a financial covenant. Please tell us the nature of the covenant violation and how such violation impacted the classification of the related debt at December 31, 2011. As part of your response, please indicate the period for which the lender has provided you with a waiver of the covenant violation and indicate the next date or period in which you must comply. Also, please indicate the likelihood that you will be able to comply with this covenant at the next measurement date. Refer to the guidance outlined in ASC 470-10-45-1. We may have further comment upon receipt of your response.

Note 9 - Income Taxes, page F-18

10. Reference is made to the reconciliation of your effective tax rate to the statutory federal income tax rate and the reconciling item titled "other" in the amount of $288,120 for 2011. Given the significance of this reconciling item, please explain to us in greater detail its nature, and revise the notes to the financial statements to include further disclosure of significant amounts.

Note 11 - Stock Based Compensation

11. We note from your disclosure in Note 11 that you made grants of stock options in both 2010 and 2011, however it appears that you have disclosed the assumptions used to value the options granted only in 2011. Please revise to disclose the significant assumptions used during the year to estimate fair value of share-based compensation awards for each year in which an income statement is provided. See guidance in ASC 718-10-50-2(f).

<u>Quarterly Report on Form 10-Q for the quarter ended March 31, 2012</u>

<u>Financial Statements, page 2</u>
<u>Notes to Consolidated Financial Statements (unaudited), page 7</u>
<u>Note 7 – Earnings per Share, page 9</u>

12. We note that stock options to acquire 607,660 shares of common stock were excluded from the diluted earnings per share calculation at March 31, 2012 due to such options being antidilutive. We further note that 220,253 options were included in the diluted earnings per share calculation. Given that you have 3,534,910 stock options outstanding at March 31, 2012 per note 8, please tell us how the remaining 2,706,997 stock options affected your diluted earnings per share calculation. Future filings should be revised to include all outstanding options and the effect of such options on earnings per share.

<u>Forms 8-K filed March 8, 2012 and April 26, 2012</u>

13. We note that you disclose the non-GAAP performance measure "net income (loss) excluding noted items" in your Form 8-K. We also note that on page 8 you reconcile this measure to the GAAP based performance measure operating income. However, in light of the fact that it appears you are using this measure as an alternative "net income" measure, we believe that the most directly comparable measure would be net income, rather than operating income. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief